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June 21, 2010

John Zitko, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Teltronics, Inc.
Form 10-K for the Year ended December 31, 2009
Filed March 24, 2010

Form 10-Q for the period ended March 31, 2010
Filed May 17, 2010

Supplemental Response filed May 28, 2010

Dear Mr. Zitko:

    This letter confirms your approval of a request made on behalf of Teltronics, Inc. by its counsel, John N. Blair, Esq., to extend the time for Teltronics, Inc. to respond to your June 3, 2010 letter to Tuesday, June 29, 2010.

    Thank you.

Very truly yours,
/s/ Ewen R. Cameron
Ewen R. Cameron President & CEO

cc:John N. Blair, Esq.